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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Endesa, S.A.
(Name of Issuer)
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)
00029274F1
(CUSIP Number)
David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, NY 10171
(212) 821-3000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
June 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1	13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
UBS AG (for the benefit of UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG) * See Item 5.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		Less than 5%

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Less than 5%

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Less than 5%

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

CUSIP No.	00029274F1	13D	Page	3	of	6

Item 1.	Security and Issuer.
             This Amendment No. 3 to Schedule 13D amends the original Schedule 13D filed on March 9, 2007 (the “Schedule 13D”) by UBS AG (the “Reporting Person”), relating to the ordinary shares, nominal value €1.20 each (the “Shares”), of Endesa, S.A., a corporation organized under the laws of Spain (the “Issuer”). Capitalized terms used herein and not defined have the same meaning assigned thereto under the Schedule 13D.

Item 4.	Purpose of Transaction.
             The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:
             As previously reported on the Reporting Person’s Schedule 13D/A filed on March 9, 2007 and Schedule 13D filed on March 1, 2007, UBS AG, through its subsidiary UBS Limited, acquired 74,112,648 Shares in the Issuer, or approximately 7.0% of the outstanding Shares, on March 1, 2007 in order to hedge UBS’ exposure to increases in the market price of the Issuer’s Shares arising from a total return equity swap transaction (the “Equity Swap”) entered into with its client, Enel Energy Europe Srl. (“Enel”). Under the Equity Swap, UBS Limited assumed the risk of any increases in the price of the notional number of the Issuer’s Shares covered by the Equity Swap between the effective date of the swap transaction of March 1, 2007 and June 1, 2007. In order to hedge itself against this exposure, concurrently with the Equity Swap, UBS Limited purchased a number of the Issuer’s Shares equal to the notional number of Shares covered by the Equity Swap. The Equity Swap is evidenced by the Amended and Restated Confirmation Agreement dated March 13, 2007 governed by and incorporating the ISDA 1992 Master Agreement.
             On June 1, 2007, Enel issued a press release disclosing that it had requested that the Share Swap Transactions be terminated pursuant to their respective terms with settlement by physical delivery of the Shares. Accordingly, pursuant to the Equity Swap, UBS instructed its Spanish settlement agent to effect delivery-versus-payment settlement of 74,112,648 Shares on June 6, 2007 in Iberclear on the basis of a price of EUR 39.00 per Share.

Item 5.	Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended by the addition of the paragraph set forth under Item 4 above.
As a result of the physical settlement of the Equity Swap on June 6, 2007, UBS Limited owns less then 5% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
             The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.

CUSIP No.	00029274F1	13D	Page	4	of	6

Item 7.	Material to be Filed as Exhibits.
             None.

CUSIP No.	00029274F1	13D	Page	5	of	6
             SIGNATURES
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2007	UBS AG

/s/ David Kelly

	By:	David Kelly
	Title:	Managing Director

/s/ Edward Buscemi

	By:	Edward Buscemi
	Title:	Executive Director

CUSIP No.	00029274F1	13D	Page	6	of	6
Exhibit Index

Exhibit
1*	Confirmation Agreement dated as of March 1, 2007, between UBS Limited and Enel Energy Europe Srl (including the ISDA 1992 Master Agreement, which is incorporated by reference into the confirmation).

2*	Guarantee of Liabilities arising from the Equity Swap (and any future transactions that might be governed by the ISDA 1992 Master Agreement), dated as of March 1, 2007, provided by Enel SpA in favor of UBS Limited.

3*	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.l. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.

4*	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.l. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.

5*	Amended and Restated Confirmation Agreement dated March 13, 2007, between UBS Limited and Enel Energy Europe S.r.l. (including the ISDA 1992 Master Agreement, which is incorporated by reference into the confirmation).

6*	Credit Facility Agreement dated April 10, 2007, between Enel S.p.A., Enel Finance International S.A. and Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan branch, Intesa Sanpaolo S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A. and UBS Limited as mandated lead arrangers and bookrunners and Mediobanca – Banca di Credito Finanziario S.p.A. as agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees, incorporated by reference to Exhibit 99.31 of the Amendment No. 9 to the statement on Schedule 13D filed by Enel with the Securities and Exchange Commission on April 13, 2007.

* previously filed